Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Six Months Ended
June 30, 2015
(Millions)
Earnings:
Income before income taxes	$447
Less: Equity earnings	(144)
Income before income taxes and equity earnings	303
Add:
Fixed charges:
Interest incurred	424
Rental expense representative of interest factor	5
Total fixed charges	429
Distributed income of equity-method investees	305
Less:
Interest capitalized	(29)
Total earnings as adjusted	$1,008
Fixed charges	$429
Ratio of earnings to fixed charges	2.35